EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company
Cardiome Pharma Corp.
6190 Agronomy Rd, 6th Floor
Vancouver, BC V6T 1Z3

2.	Date of Material Change
October 25, 2012

3.	News Release
October 25, 2012 - Vancouver, Canada

4.	Summary of Material Change
Cardiome Pharma Corp. announced that the NASDAQ Listing Qualifications Staff has approved the Company’s request to transfer its listing from The NASDAQ Global Market to The NASDAQ Capital Market.  Accordingly, the Company’s common shares will begin trading on The NASDAQ Capital Market effective with the open of business on Friday, October 26, 2012.  The transfer of the Company’s listing should have no impact on trading in the Company’s common shares, and the Company’s common shares will continue to trade under the symbol CRME.  In addition, the transfer will not impact the Company’s listing on the Toronto Stock Exchange.

5.	Full Description of Material Change
See attached press release

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.

7.	Omitted Information
Not Applicable.

8.	Executive Officer
Name: Title: Phone No.:	Ms. Jennifer Archibald Chief Financial Officer 604-677-6905

9.	Date of Report
October 26, 2012

Per:	“Jennifer Archibald”
Jennifer Archibald, Chief Financial Officer